VOYA INVESTMENT MANAGEMENT

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

November 30, 2016

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Equity Trust
(File	Nos. 333-56881; 811-8817)

Dear Mr. Oh:

This letter responds to comments provided to Jay Stamper and Jennifer Pauly on November 1, 2016, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 143 (“Amendment”) to the Registration Statement of Voya Equity Trust (“Registrant”) filed on September 16, 2016 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL COMMENT

1.	Comment: The Staff requested that the Registrant include the caption “Approximate Date of Public Offering” on the facing sheet of the registration statement.

Response:          The Registrant appreciates the Staff’s comment and notes that the caption was included on the facing sheet below the contact information.

Voya Equity Trust - Prospectus

2(a).	Comment: The Staff requested that the Registrant confirm that all missing or bracketed information in each prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:          The Registrant confirms.

2(b).	Comment: The Staff noted that material portions of the filing are incomplete, e.g., fee table information. Please provide the Staff with the missing disclosure prior to filing the post-effective amendment.

Response:          The Registrant respectfully declines to provide the complete expense tables prior to filing a post-effective amendment under Rule 485(b), but confirms that these will be completed before the filing goes effective.

Summary Section for Voya SMID Cap Growth Fund

3(a).	Comment: The Staff requested that the Registrant add the line item for “Acquired Fund Fees and Expenses,” if applicable, in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:          The Registrant appreciates the Staff’s comment and confirms that no line item for “Acquired

Mr. Sonny Oh

U.S. Securities and Exchange Commission

November 30, 2016

Fund Fees and Expenses” is required with respect to the Fund’s expenses as the Fund does not currently invest in Other Investment Companies.

3(b).	Comment: With respect to Voya SMID Cap Growth Fund, The Staff requested that the Registrant confirm that the expense limitation agreement or waivers will be in place for at least one year.

Response:          The Registrant confirms that the expense limitation agreement or waivers will be in place for at least one year.

3(c).	Comment: The Staff requested that the Registrant delete the phrase “or continue to hold” from the introductory paragraph to the Expense Examples, delete the term from the Example table and provide the examples for those shares that are “continued to be held” in a separate table as presented in Item 3 of Form N-1A.

Response:          The Registrant appreciates the Staff’s comment but believes that the disclosure is permitted pursuant to Form N-1A Instruction 1(b) to Item 3 which provides that “A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Further, pursuant to General Instruction C.3.(c) the disclosure is presented in a format that is designed to communicate the information effectively. In particular, this instruction provides that “Other presentations of multiple Class information also would be acceptable if they are consistent with the Form’s intent to disclose the information required by Items 2 through 8 in a standard order at the beginning of the prospectus.” The “Example Expenses” table is presented in the standard order as required under this instruction with respect to Items 2 through 8 and within Item 3 as it presents for each class, as applicable, example expenses for shares sold followed by a row presenting such expenses if a shareholder did not redeem their shares.  While General Instruction C.3.(c) notes that Rule 421 is superseded, for Form N-1A purposes, in respect of the ordering of information in Items 2 through 8, the Registrant believes Rule 421 supports the proposed presentation, as it is substantially similar to Item 3 of Form N-1A and is not incomplete or misleading to a shareholder.

Summary Section for Voya U.S. High Dividend Low Volatility Fund

4(a).	Comment: The Staff notes that the Fund invests primarily in equity securities of issuers included in the Russell 1000® Index. The Staff requested the Registrant add disclosure to include the large capitalization risk in lieu of the “Market Capitalization Risk,” which tends to focus on “Mid” and “Small” cap companies, whereas the Russell 1000® Index includes large cap companies. The Staff further requested the Registrant add disclosure to the Principle Investment Strategies.

Response:          The Registrant appreciates the Staff’s comment but believes the disclosure is appropriate. In addition, the Registrant believes that the inclusion of the small- and mid-capitalization companies in the Market Capitalization risk is appropriate.

4(b).	Comment: The Staff requested that the Registrant confirm that the derivatives-related disclosure for investing in derivative instruments describes the specific derivative instruments, and their related risks, that the Registrant will use to achieve the investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements in the letter from Barry D. Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute dated July 30, 2010.

Response:          The Registrant confirms.

Statutory Prospectus

5.	Comment: The Staff noted that in the section entitled “Payments to Financial Intermediaries,” with respect to the Class R6 shares, the disclosure regarding payments to broker dealers and intermediaries

Mr. Sonny Oh

U.S. Securities and Exchange Commission

November 30, 2016

states that no commissions to dealers or payments to financial intermediaries were made in the sale of Class R6 shares. The Staff requested the Registrant confirm that Class R6 shares do not make payments to broker dealers and intermediaries.

Response:          The Registrant confirms.

6.	Comment: In the section entitled “Key Fund Information,” please delete the last clause of the third paragraph that states “that may not be waived” or disclose specifically which rights might be waived.

Response:          The Registrant appreciates the Staff’s comment and will remove the requested language in the Registrant’s 485(b) filing.

7.	Comment: The Staff has requested that the Registrant clearly identify in the narrative under “Additional Information About the Risks” that the risks presented are an expanded description of the Principal Risks summarized in the Fund summary.

Response:          Registrant appreciates the Staff’s comment. Please see the third paragraph of the section “More Information About the Funds – Additional Information About the Risks” which states the following:

“The discussions below expand on the risks included in a Fund’s summary section of the Prospectus.”

8.	Comment: The Staff requested that the Registrant represent that it has all of the necessary materials to support the performance calculations for similarly managed funds per Rule 204-2(a)(16).

Response:          The Registrant so confirms.

9.	Comment: The Staff requested that the Registrant reconcile the 1st sentence of the paragraph following the “Minimum Initial Investment” table on page 19 with the discussions of minimum investments found on page 26.

Response:          The Registrant will revise the line items entitled “Minimum Subsequent Purchase” on page 19 to include language indicating that pre-authorized investment plans also require subsequent monthly investments of at least $100.

10.	Comment: In the section entitled “How to Buy Shares,” the Staff requested the Registrant add disclosure regarding the suspension of shares being offered.

Response:          The Registrant appreciates the Staff’s comment. Please see the seventh paragraph of the same section which states the following:

“The Funds reserve the right to suspend the offering of shares.”

11.	Comment: The Staff requested that the Registrant confirm that the information contained in the section entitled “Dividends, Distributions and Taxes” is current and accurate.

Response:          The Registrant so confirms.

Statement of Additional Information

12.	Comment: In the section entitled “Corporate Asset-Backed Securities,” the Staff requested that the Registrant explain what is meant by “privately-issued asset-backed securities” as well as the basis for the statement that “Privately-issued asset-backed securities will not be treated as constituting a single, separate industry.”

Mr. Sonny Oh

U.S. Securities and Exchange Commission

November 30, 2016

Response:	The Registrant will remove the statement in the Registrant’s 485(b) filing.

13.	Comment: In the section entitled “Fundamental Investment Restrictions” the Staff requested that the Registrant provide additional disclosure for those limitations that are based on the 1940 Act.

Response:          The Registrant appreciates the Staff’s comment but believes the language adequately and accurately describes the Funds’ fundamental investment restrictions.

14.	Comment: With respect to the information about the Directors/Trustees, the Staff requested that the Registrant provide information for interested Directors/Trustees separate from that of the independent Directors/Trustees in compliance with Instruction 2 to Item 17 of Form N-1A. The Staff noted that there are some sections where the information is provided separately but others where the information is combined.

Response:          The Registrant appreciates the Staff’s comment and undertakes to update its layout so that the information is presented separately (in separate tables or in separate sections of a table) in future filings.

15.	Comment: The Staff requested that the Registrant provide the Directors/Trustees’ compensation as set forth in Item 17(c) of Form N-1A.

Response:          The Registrant will include this information in the Registrant’s 485(b) filing.

Part C

16(a).	Comment: The Staff requested the Registrant confirm that when filing any exhibit to an existing contract that the underlying contract should remain.

Response:          The Registrant acknowledges the requirement.

16(b).	Comment: The Staff requested the Registrant provide the legal opinion required under Item 28 of Form N-1A regarding the legality of the securities being offered for the launch of the new funds.

Response:          The Registrant will include the legal opinion in the Registrant’s 485(b) filing.

17.	Comment: The Staff requested that the Registrant please provide the information required in Item 32(b).

Response:          The Registrant appreciates the Staff’s comment and will provide such information in the Registrant’s 485(b) filing.

* * * * * * * * * * *

Mr. Sonny Oh

U.S. Securities and Exchange Commission

November 30, 2016

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP